UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__ )*

Artelo Biosciences Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04301G102

(CUSIP Number)

September 19, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

CUSIP NO. 04301G102	Page 2 of 9 Pages

CUSIP No. 04301G102
(1) Names of reporting persons	Alinga Capital LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	610,000*
(7) Sole dispositive power	0
(8) Shared dispositive power	610,000*
(9) Aggregate amount beneficially owned by each reporting person	610,000*
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	4.3%†
(12) Type of reporting person (see instructions)	IA

_________________

* Alinga Capital LLC is the general partner and investment manager of Alinga Capital Fund LP (the “Fund”) in which such shares referred to above are held. As a result, Alinga Capital LLC possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund. The Fund owns 380,000 shares and further owns warrants to purchase an additional 230,000 shares (the “Fund Warrants”). Thus, Alinga Capital LLC may be deemed to beneficially own a total of 610,000 shares.

† Based on a total of (i) 14,002,293 shares outstanding of the Issuer as of September 26, 2018, as set forth in the Issuer’s most recent Form S-1, filed September 27, 2018, plus (ii) 230,000 shares issuable upon conversion of the Fund Warrants, as described in Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

CUSIP NO. 04301G102	Page 3 of 9 Pages

CUSIP No. 04301G102
(1) Names of reporting persons	Alinga Capital Fund LP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	610,000
(7) Sole dispositive power	0
(8) Shared dispositive power	610,000
(9) Aggregate amount beneficially owned by each reporting person	610,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	4.3% †
(12) Type of reporting person (see instructions)	PN

_________________

† Based on a total of (i) 14,002,293 shares outstanding of the Issuer as of September 26, 2018, as set forth in the Issuer’s most recent Form S-1, filed September 27, 2018, plus (ii) 230,000 shares issuable upon conversion of the Fund Warrants, as described in Rule 13d-3(d)(1)(i) under the Exchange Act.

CUSIP NO. 04301G102	Page 4 of 9 Pages

CUSIP No. 04301G102
(1) Names of reporting persons	Paul Quilkey
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	525,000
(6) Shared voting power	610,000*
(7) Sole dispositive power	525,000
(8) Shared dispositive power	610,000*
(9) Aggregate amount beneficially owned by each reporting person	1,135,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	7.9%†
(12) Type of reporting person (see instructions)	IN

_________________

* Mr. Quilkey is the managing member of Alinga Capital LLC. As a result, Mr. Quilkey possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Alinga Capital LLC as investment manager to the Fund. Mr. Quilkey disclaims beneficial ownership of any of the shares held by the Funds. In addition, Mr. Quilkey personally owns 337,500 shares and further owns warrants to purchase an additional 187,500 shares (the “Quilkey Warrants” and together with the Fund Warrants, the “Warrants”).

† Based on a total of (i) 14,002,293 shares outstanding of the Issuer as of September 26, 2018, as set forth in the Issuer’s most recent Form S-1, filed September 27, 2018, plus (ii) 417,500 shares issuable upon conversion of the Warrants, as described in Rule 13d-3(d)(1)(i) under the Exchange Act.

CUSIP NO. 04301G102	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Artelo Biosciences, Inc. (the “Issuer”).

Item 1 (b).	Address of the Issuer's Principal Executive Offices:

888 Prospect Street, Suite 210 La Jolla, CA 92037

Item 2(a).	Name of Person Filing

The names of the person filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	Alinga Capital LLC
•	Alinga Capital Fund LP
•	Paul Quilkey

Item 2(b).	Address of Principal Business Office or, if None, Residence:

7460 Girard Avenue, Suite 3, La Jolla, California 92037

Item 2(c).	Citizenship:

Alinga Capital LLC is a Delaware limited liability company. Alinga Capital Fund LP is a Delaware limited partnership. Paul Quilkey is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e).	CUSIP Number:

4301G102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

CUSIP NO. 04301G102	Page 6 of 9 Pages

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned: Aggregate of all Reporting Persons: 1,135,000 Alinga Capital LLC – 610,000 Alinga Capital Fund LP – 610,000 Paul Quilkey – 1,135,000*

Item 4(b).	Percent of Class: Aggregate of all Reporting Persons: 7.9% Alinga Capital LLC – 4.3% Alinga Capital Fund LP – 4.3% Paul Quilkey – 7.9%*

Item 4(c).	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: Alinga Capital LLC – 0 Alinga Capital Fund LP – 0 Paul Quilkey – 525,000

(ii)	Shared power to vote or to direct the vote: Alinga Capital LLC – 610,000 Alinga Capital Fund LP – 610,000 Paul Quilkey – 1,135,000

(iii)	Sole power to dispose or to direct the disposition of Alinga Capital LLC – 0 Alinga Capital Fund LP – 0 Paul Quilkey – 525,000

(iv)	Shared power to dispose or to direct the disposition of Alinga Capital LLC – 610,000 Alinga Capital Fund LP – 610,000 Paul Quilkey – 1,135,000

*Mr. Quilkey is the managing member of Alinga Capital LLC. As a result, Mr. Quilkey possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Alinga Capital LLC as investment manager to the Fund. Mr. Quilkey disclaims beneficial ownership of any of the shares held by the Fund.

CUSIP NO. 04301G102	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:
By signing below the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 04301G102	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	September 19, 2018

ALINGA CAPITAL LLC

By:	/s/ Paul Quilkey
Paul Quilkey
Managing Member

ALINGA CAPITAL FUND LP

By:	/s/ Paul Quilkey
Paul Quilkey, Managing Member of Alinga Capital LLC, general partner to Alinga Capital Fund LP

/s/ Paul Quilkey
Paul Quilkey

CUSIP NO. 04301G102	Page 9 of 9 Pages

EXHIBIT A

Joint Filing Agreement

The Undersigned agree that the statements on Schedule 13G with respect to the common stock of Artelo Biosciences Inc. dated as of September 19, 2018, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:	September 19, 2018

Signature:	/s/ Paul Quilkey
Name:	Paul Quilkey

ALINGA CAPITAL FUND LP

By:	/s/ Paul Quilkey
Name:	Paul Quilkey
Title:	Managing Member of Alinga Capital LLC, general partner to Alinga Capital Fund LP

ALINGA CAPITAL LLC

By:	/s/ Paul Quilkey
Name:	Paul Quilkey
Title:	Managing Member